SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)1

Transmeta Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

 89376R2080

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

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The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89376R208	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 368,033
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 368,033
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,033
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%[1]
14	TYPE OF REPORTING PERSON* PN

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Based on 12,021,388 shares of common stock of Transmeta Corporation (the “Issuer”) outstanding at November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No. 89376R208	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 368,033[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 428,076[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 368,033[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 428,076[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 785,590[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%[3]
14	TYPE OF REPORTING PERSON* IA

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Because Riley Investment Management LLC has sole investment and voting power over 368,033 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

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Riley Investment Management LLC has shared voting and dispositive power over 428,076 shares of Common Stock held by its investment advisory clients, 417,557 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.  However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

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Based on 12,021,388 shares of common stock of Transmeta Corporation (the “Issuer”) outstanding at November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No. 89376R208	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 50,000[1]
EACH REPORTING	9	SOLE DISPOSITIVE POWER -0-
PERSON WITH	10	SHARED DISPOSITIVE POWER 50,000[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .4%[2]
14	TYPE OF REPORTING PERSON* BD

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1

B. Riley & Co., LLC has shared voting and dispositive power over 50,000 shares of Common Stock held by a managed account, with which it is indirectly affiliated.

2

Based on 12,021,388 shares of common stock of Transmeta Corporation (the “Issuer”) outstanding at November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No. 89376R208	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 368,033[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 478,076[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 368,033[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 478,076[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,590[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%[3]
14	TYPE OF REPORTING PERSON* IN

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Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 368,033 shares of Common Stock held by Riley Investment Partners Master Fund, L.P.

Riley Investment Management LLC has shared voting and dispositive power over 428,076 shares of Common Stock held by its investment advisory clients, 417,557 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P. Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the non-affiliated shares.   B. Riley & Co., LLC has shared voting and dispositive power over 50,000 shares of Common Stock.  Mr.

CUSIP No. 89376R208	13D	Page 6

Riley is the Chairman and sole  indirect equity owner of B. Riley & Co., LLC.

Based on 12,021,388 shares of common stock of Transmeta Corporation (the “Issuer”) outstanding at November 2, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 filed with the Securities and Exchange Commission on November 8, 2007.

CUSIP No. 89376R208	13D	Page 7

Item 4.

Purpose of the Transaction

Item 4 is hereby amended by adding the following:

On December 20, 2007, RIM sent a letter to the Issuer’s board of directors.  In the letter, RIM expressed that in light of the recent staggering option grants and other developments, it has become exceedingly more concerned about the strategic direction the Issuer will be taking following its October 24, 2007 favorable settlement of patent litigation with Intel.  In particular, RIM described concerns with the Issuer’s recent option grants of 725,000 shares to its top four executives, which dilutes shareholders by over 5% and is almost double of all of the Issuer’s historical grants combined on a split adjusted basis.  RIM also described other concerns with excessive compensation, including the incentive agreement with the Issuer’s general counsel.  RIM opposed the Issuer’s strategy to continue investing in the company or acquiring another business.  RIM reiterated its strategy of preservation of capital, the immediate elimination of operating losses, and the orderly process of harvesting value from intellectual property, which it believes is better for the shareholders.  RIM demanded four board seats to replace those board members who have held their position since the company’s initial public offering.  RIM also said it planned to send a shareholder demand for examination of the Issuer’s books and records to investigate the recent option grants and the incentive agreement with its general counsel.  RIM noted that if the Issuer fails to adequately respond to its concerns and demands, it will not hesitate to take further action.   The foregoing description of the letter is qualified in its entirety by reference to the letter attached as Exhibit A.

Item 7.

Material to be filed as Exhibits

Exhibit A  Letter, dated December 20, 2007, from RIM to the Board of Directors of the Issuer.

CUSIP No. 89376R208	13D	Page 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2007

Riley Investment Partners Master Fund, L.P.

By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member
B. Riley & Co, LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

By:	/s/ Bryant R. Riley
Bryant R. Riley

Exhibit A

Riley Investment Management LLC

11100 Santa Monica Boulevard, Suite 810, Los Angeles, CA 90025

Phone (310) 966-1445   Fax (310) 966-1096

www.rileyim.com

December 20, 2007

Board of Directors

Transmeta Corporation

2540 Mission College Blvd.

Santa Clara, California 95054

Gentleman:

As you have been made aware, RIM is Transmeta Corporation’s largest shareholder.  RIM and its clients currently hold 796,109 shares of the company, representing 6.4 percent of the fully diluted shares outstanding. In light of yesterday’s staggering option grants and other recent developments, we have become exceedingly concerned about the strategic direction the company appears to be taking following its October 24, 2007 favorable settlement of patent litigation with Intel.  We can no longer afford to sit on the sidelines and we demand changes to the board and other actions.

The board of directors must always act wisely and prudently, placing the interests of its shareholders above their own interests and those of insiders.  The option grants announced last night, totaling 725,000 shares to your top four executives, diluted shareholders by over 5% and almost doubled all of the company’s historical grants combined on a split-adjusted basis.  The timing of these grants is disconcerting and ironic.  Because the grant was made at historically depressed levels, assuming our valuation of the company of $20 per share, these executives were effectively given almost $5 million of value at great cost to the shareholders with no commensurate value creation.  Ironically, this largesse is possible largely because, in our view, your shareholders and market participants have zero confidence in your management and Board, resulting in a depressed share price that you have now let insiders take advantage of through these grants.  It is almost as if the Board is living in a vacuum, completely unaware of the changing climate among shareholders in which the owners of companies are no longer willing to see them pillaged by ineffectual boards and management.

We have already communicated to management our strong belief that shareholders will be best rewarded, and value most appropriately realized, through a distribution of cash and a monetization of the company's intellectual property, as opposed to management's plan of funding business development and evaluating potential acquisitions.   We have articulated our position in both our initial 13D filing and in a meeting in Santa Clara, California, on December 6, with President and Chief Executive Officer Lester Crudele and Chief Financial Officer Sujan Jain. During that meeting it was apparent to us that management, for some inexplicable reason, viewed itself as having a mandate from shareholders to invest in the business, using shareholder resources to effect a plan with an uncertain future.

We steadfastly oppose this strategy and unequivocally believe that it flies in the face of what is truly in the best interest of all shareholders of the company, namely, the preservation of capital, the immediate elimination of operating losses, and the orderly process of harvesting value from intellectual property. We

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believe this strategy will result in proceeds in excess of $20 per share.  Alternatively, management's proposed strategy will result in operating expenses that will both eat through the guaranteed $20 million per annum revenue stream from Intel for the next five years and erode interest income earned on large future cash balances, thereby reducing value for all Transmeta shareholders while enriching management with cash compensation, benefits and options grants. In fact based on over 2.5 million shares available for option grants, shareholders can face nearly 18 percent dilution in coming years if management is allowed to continue along its current course. Management's opposition to our strategy is not a surprise to us because their more than generous compensation renders them inherently conflicted.  As directors, you should not be enabling such a course of value erosion.

Over the last 5 years, shareholders in general have taken a more aggressive approach to holding boards and management accountable for their actions.  RIM has been at the forefront of this movement and has successfully created shareholder value in a number of companies in which we have obtained Board seats.  In all of our investment activities to date, Transmeta presents one of the strongest cases for change.  Since your initial public offering in November 2000 at a split adjusted price of $420, shares have declined by 97 percent. Since inception through the September 2007 quarter, the company has an accumulated deficit of over $718 million. Despite multiple management changes, continued operating disappointments, and dilutive equity offerings, four of the original IPO Board members have continued to serve.

As the company struggled, these directors have also allowed the company to pay excessive compensation in addition to the excessive option grants described above.  Cash compensation for the CEO and CFO will total $550,000 per anum.  Moreover, executives are given bonuses based on a formula where, in 2006, profitability accounted for only 30% of the criteria to determine the amount of the bonus.  One would think that profitability should be the main, if not the sole, criterion.  Executives are not only richly compensated while at the company, they are also excessively rewarded when they leave.  In fiscal 2007 severance payments were made to five former executives under their employment agreements (which were approved under the supervision of many of the current board members), in an aggregate amount of over $3 million dollars.  These payments were made as the company was forced to dilute shareholders with financings to maintain adequate liquidity to fund operations.

More troubling still is that these payments dwarf in comparison to what the company’s general counsel John Horsley stands to earn from the Intel settlement. According to the company’s filings:  "Mr. Horsley will be paid a bonus equal to a percentage of the excess, if any, between the present value of all net cash payments to be made by Intel to us as a direct result of such final judgment or settlement, less the sum of all expenses incurred and ultimately paid by us in connection with the lawsuit and the annual payments described below."  The company has never disclosed the bonus percentage, which is highly insulting to investors and clearly runs counter to good corporate governance. Because of this lack of disclosure, it is impossible to quantify the bonus, and we can only fear for the worst.  We question the Board’s judgment in authorizing a transaction of this type for an employee who was performing his job function and when the amount of the settlement was dependent largely on the improper actions of Intel, not on his efforts.

In light of the failures of the management team and the Board, the company’s proposed strategy is especially disturbing.  Transmeta shareholders should ask a simple question –- would the current management team and board be able to raise $250 million from the public market to pursue a risky strategy with operating expenses of $25 million per year and no clear path to profitability? We believe the answer is unequivocally no. Clearly the management team and present board do not have proven time tested experience in making acquisitions; and with stock options of senior executives and Board members so far under water, those steering this ship are incentivized to take risk, collect salaries, grant new options and burden shareholders with public company costs as opposed to our plan of immediate value creation for shareholders.

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Given the company’s situation, we do not believe that the interests of the shareholders are being fully and properly represented.   Accordingly, we demand that we be allowed to designate four new board members to replace those board members who have held their position since the company’s initial public offering. Having successfully created shareholder value through their service on other boards, our designees would have significant experience.  Our designees would work on behalf of all shareholders to implement our above outlined strategy for preserving and accelerating value creation for all shareholders.

We also plan to send a separate demand to examine the Company’s books and records to investigate your most recent option grants as well as the incentive agreement with your general counsel, especially to determine whether appropriate consideration was given to the impact on shareholders, and whether outside consultants or other means were used to determine such compensation was fair and reasonable.  If the company fails to adequately respond to our concerns and demands, we will not hesitate to take further action to hold you fully accountable to the shareholders.

We are available to meet with you to discuss and hopefully resolve our concerns.

Sincerely,

Bryant Riley

Riley Investment Management LLC

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